Lawrence S. Elbaum	lelbaum@velaw.com
Tel 212.237.0084	Fax 917.849.5379

June 20, 2018

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Supervalu Inc.

PREC14A filed May 29, 2018
DFAN14A filed May 29, 2018
File No. 001-05418

Ms. Chalk:

Set forth below are the responses of Blackwells Capital LLC (“Blackwells”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2018, with respect to preliminary proxy statement, File No. 001-05418, filed with the Commission on May 29, 2018 (the “Proxy Statement”), in relation to Supervalu Inc. (“Supervalu” or the “Company”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Proxy Statement unless otherwise specified.

Preliminary Proxy Statement

General

1.	In your next filing, please fill in the blanks in the proxy statement, to the extent that they relate to matters known to you. For example, you have bracketed how you will vote proxies received on matters other than the election of directors, which in turn may impact disclosure about the reasons for your vote on those matters.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment and has revised the applicable disclosures to indicate how it intends to vote proxies received on matters other than the election of directors. Blackwells respectfully refers the Staff to pages 2, 14, 15, 16, 17, and 18 of Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) and pages 1 and 2 of its associated proxy card. Blackwells intends to fill in the remaining blanks prior to filing its definitive proxy statement.

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Securities and Exchange Commission June 20, 2018 Page 2

2.	The disclosure emphasizes in multiple places Blackwells’ beneficial ownership of an approximate 7.3% stake in the Company. We note that more detailed disclosure in the “Additional Participant Information” section indicates, however, that Blackwells has engaged in significant hedging through the shorting of call options and the ownership of put options, such that its actual economic interest in the Company is considerably less than the 7.3% stake that is highlighted. Please revise the disclosure to provide appropriate context for the 7.3% interest. This comment also applies to the disclosure included in the DFAN14A filing of May 29, 2018, as well as future additional soliciting materials to the extent that such materials implicate the same topic. Where you cite Blackwells’ ownership interest in future soliciting materials, include clarifying disclosure about the nature of its 7.3% stake.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment. Blackwells believes that all of the “appropriate context” related to its beneficial ownership was included in the Proxy Statement, including, but not limited to, the information provided in the “Additional Participant Information” section of the Proxy Statement (See e.g., pages 21 – 23 of the Proxy Statement). Additionally, Blackwells believes that it has properly disclosed the ownership interests and related context required to be included in the Proxy Statement by the proxy rules promulgated under Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”) and Regulation 14A promulgated thereunder (the “Proxy Rules”). Although Blackwells does not believe that the Proxy Rules require revised disclosures with respect to the Staff’s comment, Blackwells has revised its disclosure to include additional context related to Blackwells’ beneficial ownership.  Blackwells respectfully refers the Staff to pages 1, 8 and 24 of the Amended Proxy Statement.

Background to the Solicitation, page 4

3.	We note the disclosure on page 6 that “Blackwells was not then, and is not now, seeking any “control” over Supervalu; its six nominees are not associated with Blackwells in any manner other than their agreement to be nominated by Blackwells.” It may be appropriate to note that if your nominees are elected to the Board, they will owe fiduciary duties to all shareholders and not just Blackwells; however, we do not believe it is appropriate to characterize this solicitation, in which you are running six nominees for nine Board seats, as something other than for control of the Board. Similarly, we believe it is misleading to refer to your nominees for election as “not associated with Blackwells in any manner.” Please revise.

RESPONSE: Blackwells acknowledges the Staff’s comment. Blackwells respectfully submits to the Staff that although an election of its nominees (the “Nominees”) would result in the replacement of a majority of Supervalu’s incumbent directors, Blackwells in no way has control over the Nominees, and by extension Blackwells would in no way have control over Supervalu following the election of the Nominees. As Blackwells disclosed in the Amended Proxy Statement at page 7, none of the Nominees are investors in Blackwells or are affiliates, associates, representatives, or employees of Blackwells. Notwithstanding Blackwells’ belief that further disclosures are not required with respect to the Staff’s comment, Blackwells has revised its disclosures to include additional context. Blackwells respectfully refers the Staff to page 9 of the Amended Proxy Statement.

Securities and Exchange Commission June 20, 2018 Page 3

4.	Please advise us, with a view towards disclosure, whether election of five or more of your director nominees is likely to result in a change of control as defined under any of the Company’s organizational documents, executive compensation arrangements, or debt instruments. If so, describe the potential effects in your revised proxy statement.

RESPONSE: Blackwells acknowledges the Staff’s comment and respectfully refers the Staff to the “Certain Effects Related to this Solicitation” section on pages 25 – 29 of the Amended Proxy Statement.

Reasons for the Solicitation, page 8

5.	Please provide support in the proxy statement by footnote, citation or otherwise for the factual assertions you make. Examples include the statements in this section:

●	“Over the last decade, the stock has declined more than 92%” (additionally please provide dates in your revised disclosure); and

●	The assertion that Supervalu has “one of the lowest valuations among its peers” (in third paragraph of this section).

RESPONSE: Blackwells acknowledges the Staff’s comment and has revised its disclosures accordingly. Blackwells respectfully refers the Staff to pages 8 and 9 of the Amended Proxy Statement.

6.	Please describe the specific steps your nominees will take or advocate for in terms of the management of Supervalu if they are elected to the Board. While you have described some things you believe the current Board has failed to do, you also reference some “half measures” it has taken, purportedly instigated by you, so it is unclear what your nominees’ priorities will be if elected. You have also expressed the belief that more needs to be done to improve the performance of the Company. Please describe in further detail the steps you intend to take to “unlock shareholder value” if your nominees are elected.

RESPONSE: Blackwells acknowledges the Staff’s comment. As the Nominees are not yet members of Supervalu’s Board of Directors, Blackwells is not required to set forth a detailed plan to “unlock shareholder value” pursuant to Rule 14a-101 under the Proxy Rules. Blackwells also respectfully submits to the Staff that the Nominees are fully independent of Blackwells and, if elected, intend to act in the best interests of shareholders with the benefit of material non-public information available to the Company and members of its Board of Directors. Notwithstanding Blackwells’ belief that further disclosure is not required it has revised its disclosures to indicate that the Nominees are fully independent of Blackwells and, if elected, intend to act in the best interests of shareholders with the benefit of material non-public information available to the Company and members of its Board of Directors. Blackwells respectfully refers the Staff to page 10 of the Amended Proxy Statement.

Securities and Exchange Commission June 20, 2018 Page 4

7.	You criticize the lack of share ownership of current management, but your Board nominees do not own any shares in Supervalu. Please reconcile your criticism of the alleged lack of alignment of interests of existing Board members with the fact that your nominees would be in a similar position.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment and has revised its disclosures to clarify that Blackwells’ criticism of the Board’s lack of significant stock ownership is directed particularly at the directors who have served on the Board for an extended period of time (unlike the Nominees), and thus have had ample opportunity to acquire a meaningful ownership stake in the Company. Blackwells respectfully refers the Staff to page 5 of the Amended Proxy Statement.

Proposal No. 4. Vote to Require Robust Annual Disclosure Regarding Use of Corporate Aircraft, page 17

8.	Please disclose whether this proposal would be advisory versus binding if adopted.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment and has revised its disclosures accordingly. Blackwells respectfully refers the Staff to page 17 and 18 of the Amended Proxy Statement.

Quorum; Broker Non-Votes; Discretionary Voting, page 18

9.	The disclosure states that brokers will have discretionary authority to vote on the proposal to ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm. However, it is our understanding that exchange rules do not permit discretionary voting by brokers on any matter in a contested solicitation, at least to the extent that brokers receive the dissident shareholder’s solicitation materials. Please revise or advise.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment and has revised its disclosures accordingly. Blackwells respectfully refers the Staff to page 19 of the Amended Proxy Statement.

Securities and Exchange Commission June 20, 2018 Page 5

Votes Required for Approval, page 19

10.	We note the disclosure that states, “Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.” Given related disclosure that properly describes the plurality voting standard for the election of directors, the meaning of the phrase “but will not count as a vote against the nominees” would appear to potentially confuse the matter. Please revise to explain how withholding a vote for one or more nominees would be different than a vote against such nominee, or advise.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment and has revised its disclosures accordingly. Blackwells respectfully refers the Staff to pages 19 and 20 of the Amended Proxy Statement.

11.	Please conform the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c)(3) to the disclosure standard codified in that provision.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment and has revised its disclosures accordingly. Blackwells respectfully refers the Staff to pages 20 and 21 of the Amended Proxy Statement.

Solicitation of Proxies, page 21

12.	We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise as to whether the reference to telegraph is accurate, or delete it.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment and has revised its disclosures accordingly. Blackwells respectfully refers the Staff to page 22 of the Amended Proxy Statement.

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Securities and Exchange Commission June 20, 2018 Page 6

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

Enclosures

cc:	David Plattner (Securities and Exchange Commission)